SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 11-K

|X| ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2001

         or

|_| TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
         For the transition period from ____________ to ____________

Commission File Number:  0-795

         A. Full title of the plan and address of the plan, if different from that of the issuer named below:

                            BADGER PAPER MILLS, INC.
              PROFIT SHARING PLAN AND TRUST FOR NON-UNION EMPLOYEES

         B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                            BADGER PAPER MILLS, INC.
                              200 West Front Street
                            Peshtigo, Wisconsin 54157

                              REQUIRED INFORMATION

       The following financial statements and schedules of the Badger Paper Mills, Inc. Profit Sharing Plan and Trust for Non-Union Employees, prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974, as amended, are filed herewith.





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
Financial statements and report of independent certified public accountants

Badger Paper Mills, Inc. Profit Sharing Plan and Trust for Non-Union Employees

December 31, 2001 and 2000




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
                                 C O N T E N T S

                                                                           Page

Report of Independent Certified Public Accountants                          5

Financial Statements

       Statements Of Net Assets Available For Benefits                      6

       Statements Of Changes In Net Assets Available For Benefits           7

       Notes To Financial Statements                                        8

Supplementary Information

       Report Of Independent Certified Public Accountants
          On Supplementary Information                                      14

Schedule H, Line 4(i) - Schedule Of Assets Held At End Of Year              15

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

Trust Administrative Committee
Badger Paper Mills, Inc. Profit Sharing Plan and Trust For Non-Union Employees

We have audited the accompanying statements of net assets available for benefits of Badger Paper Mills, Inc. Profit Sharing Plan and Trust for Non-Union Employees as of December 31, 2001 and 2000, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Badger Paper Mills, Inc. Profit Sharing Plan and Trust for Non-Union Employees as of December 31, 2001 and 2000, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

/s/ Grant Thornton LLP

Appleton, Wisconsin
May 21, 2002

                            Badger Paper Mills, Inc.
              Profit Sharing Plan and Trust for Non-Union Employees

                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

                                  December 31,

                       ASSETS                  2001                   2000
                                        ------------------    ------------------

Investments, at fair value
      Common trust funds                      $1,097,794               $878,946
      Mutual funds                             7,606,853              8,525,937
      Common stock                                25,934                 10,294
                                        ------------------    ------------------
                                               8,730,581              9,415,177

Employer contributions receivable                275,949                203,180

Accrued income                                         6                      7
                                        ------------------    ------------------

         Total assets                          9,006,536              9,618,364
                                        ------------------    ------------------

                  LIABILITIES

Miscellaneous payable                              7,821                  8,279
                                        ------------------    ------------------

         Total liabilities                         7,821                  8,279
                                        ------------------    ------------------

NET ASSETS AVAILABLE FOR BENEFITS             $8,998,715             $9,610,085
                                        ==================    ==================









The accompanying notes are an integral part of these statements.

                            Badger Paper Mills, Inc.
              Profit Sharing Plan and Trust for Non-Union Employees

           STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                             Year ended December 31,

                                                                      2001                   2000
                                                                ------------------    -------------------
Additions to net assets available for benefits:
    Investment income:
         Interest income and dividends                                   $64,283               $116,378

    Contributions:
         Employee contributions                                          258,010                305,478
         Employer contributions                                          275,949                203,180
         Rollovers                                                             -                  9,176
                                                                ------------------    -------------------
                                                                         533,959                517,834
                                                                ------------------    -------------------

              Total additions                                            598,242                634,212

Deductions from net assets available for benefits:
    Net depreciation in fair value of investments                        737,619                241,944
    Benefits paid to participants                                        586,730              1,863,333
    Trust and other fees                                                  11,103                 12,328
                                                                ------------------    -------------------

              Total deductions                                         1,335,452              2,117,605
                                                                ------------------    -------------------

              DECREASE IN NET ASSETS AVAILABLE
                FOR BENEFITS                                            (737,210)            (1,483,393)

Net assets available for benefits:
    Beginning of year                                                  9,610,085             11,049,791
    Transfer from Badger Paper Mills, Inc.
       Profit Sharing Plan and Trust
       for Union Employees                                               125,840                 43,687
                                                                ------------------    -------------------

Net assets available for benefits at end of year                      $8,998,715             $9,610,085
                                                                ==================    ===================






The accompanying notes are an integral part of these statements.

                            Badger Paper Mills, Inc.
              Profit Sharing Plan and Trust for Non-Union Employees

                          NOTES TO FINANCIAL STATEMENTS

                           December 31, 2001 and 2000

NOTE A - PLAN DESCRIPTION

The following brief description of Badger Paper Mills, Inc. Profit Sharing Plan and Trust for Non-Union Employees (the "Plan") is provided for general information purposes only. Participants should refer to the Plan agreement for more complete information.

1.       General

The Plan is a defined contribution pension plan which covers substantially all salaried employees of Badger Paper Mills, Inc. (the "Company") who have attained the age of 18. Employees who have completed at least ninety days of service with the Company are eligible to make 401(k) contributions. Employees are eligible to receive an allocation of the Company's contribution after the completion of one year of service. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA) and subsequent legislation.

2.       Contributions

The Company contributes to the Plan each year 4% of the total compensation paid to plan participants during such year plus 4% of the excess compensation over the social security wage base. In addition, the Company reserves the right to make contributions in any year in excess of the above determined amount.

A cash or deferred arrangement plan, as authorized by Section 401(k) of the Internal Revenue Code (IRC), allows employees to defer a portion of their compensation up to the applicable IRC limits by having it contributed by the Company to their individual account in the Plan.

3.       Vesting

Participants are at all times fully vested in the value of their accounts attributable to their voluntary contributions.

For 2001 and 2000, participants became 20% vested in the Company's profit sharing contribution following three years of service and are additionally vested at 20% for each year of additional service up to seven years of service, at which time participants are fully vested. Upon death, disability or retirement, participants are automatically 100% vested regardless of years of service.

                            Badger Paper Mills, Inc.
              Profit Sharing Plan and Trust for Non-Union Employees

                   NOTES TO FINANCIAL STATEMENTS -- CONTINUED

                           December 31, 2001 and 2000

NOTE A - PLAN DESCRIPTION - Continued

Effective January 1, 2002, vesting is in accordance with the following graduated vesting schedule:

                        Years of service         Nonforfeitable percentage
                       ----------------------   ---------------------------

                       Less than 1                              0%
                       1                                       33
                       2                                       66
                       3 or more                              100

4.       Benefits

On termination of service due to death, disability or retirement, the participant or beneficiary is entitled to receive the full value of the participant's account. Upon a participant's termination from employment with the Company for a reason other than death, disability or retirement, the participant is entitled to the vested balance in their account.

The method of distribution for account balances exceeding $5,000 will be determined by an election made by the Plan participant. The methods available are lump sum, direct rollover, installment payments or part installments and lump sum. The standard method for account balances less than $5,000 is lump sum payments.

5.       Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. Participants will become fully vested upon termination of the Plan.

6.       Participant Accounts

Each participant's account is credited with the participant's contribution, an allocation of the Company's profit sharing contribution, Plan earnings and forfeitures of terminated participants' nonvested accounts. The allocation of the Company's contributions and forfeitures to individual participant accounts is integrated with social security, according to the Plan provisions, and is based upon participant compensation.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The financial statements of the Plan have been prepared in conformity with accounting principles generally accepted in the United States of America as applied to profit sharing plans.

                            Badger Paper Mills, Inc.
              Profit Sharing Plan and Trust for Non-Union Employees

                   NOTES TO FINANCIAL STATEMENTS -- CONTINUED

                           December 31, 2001 and 2000

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

A summary of the significant accounting policies consistently applied in the preparation of the accompanying financial statements follows.

1.       Use of Estimates

In preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

2.       Basis of Accounting

The financial statements of the Plan are prepared on an accrual basis.

3.       Valuation of Investments

The Plan's investments are held by Wells Fargo Bank Minnesota, N.A. (the "Trustee"). Plan investments are stated at market value as reported by the Plan Trustee.

Investments in securities traded on a national securities exchange are valued at the last reported sales price on the last business day of the year; securities traded in the over-the-counter market and listed securities for which no sale was reported on that date are valued at the mean between the last reported bid and asked prices. Investments in mutual funds are stated at a value based upon the per unit allocation of the funds' net assets, stated at fair value on the last business day of the year.

NOTE C - INVESTMENTS

The following schedule presents the investments held by the Trustee in each fund at December 31, 2001 and 2000. Investments that represent 5% or more of the Plan's net assets are separately identified.

                            Badger Paper Mills, Inc.
              Profit Sharing Plan and Trust for Non-Union Employees

                   NOTES TO FINANCIAL STATEMENTS -- CONTINUED

                           December 31, 2001 and 2000


NOTE C - INVESTMENTS - Continued

                                                           2001                   2000
                                                     ------------------    -------------------
Common trust Funds:
    Wells Fargo Stable Return Fund                         $1,094,881               $877,593
    Other                                                       2,913                  1,353

Mutual Funds:
    Wells Fargo Growth Balanced Fund                        2,956,814              3,275,991
    Wells Fargo Growth Equity Fund                          1,258,421              1,473,568
    Wells Fargo Diversified Equity Fund                     1,040,403              1,352,382
    Wells Fargo Large Company Growth Fund                     569,998                858,552
    Janus Overseas Fund                                       578,321                781,387
    Wells Fargo Small Cap Fund                                822,745                527,029
    Other                                                     380,151                257,028

Other                                                          25,934                 10,294
                                                     ------------------    -------------------
                                                           $8,730,581             $9,415,177
                                                     ==================    ===================

The Plan's investments (including investments bought, sold and held during the year) appreciated (depreciated) in value as follows for the years ended December 31:

                                          2001                   2000
                                    ------------------    -------------------

Common trust funds                           $67,606                $41,123
Mutual funds                                (813,652)              (273,604)
Common stock                                   8,427                 (9,463)
                                    ------------------    -------------------
                                           $(737,619)             $(241,944)
                                    ==================    ===================

                            Badger Paper Mills, Inc.
              Profit Sharing Plan and Trust for Non-Union Employees

                   NOTES TO FINANCIAL STATEMENTS -- CONTINUED

                           December 31, 2001 and 2000


NOTE D - ADMINISTRATIVE EXPENSES

All administrative expenses in connection with the operation of the Plan are paid from Plan earnings.

NOTE E - INCOME TAX STATUS

The Plan obtained its latest determination letter on February 25, 1999, in which the Internal Revenue Service stated that the Plan was designed in accordance with applicable requirements of the IRC. Since receiving the determination letter, the Plan has been amended. However, the Plan administrator and the Plan's tax counsel believe that the amended Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

NOTE F - RECLASSIFICATIONS

Certain reclassifications have been made to the 2000 balances to conform to the presentation adopted in the current fiscal year.

                            SUPPLEMENTARY INFORMATION

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS
                          ON SUPPLEMENTARY INFORMATION

Trust Administrative Committee
Badger Paper Mills, Inc. Profit Sharing Plan and Trust for Non-Union Employees

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole of Badger Paper Mills, Inc. Profit Sharing Plan and Trust for Non-Union Employees as of December 31, 2001 and 2000 and for the years then ended, which are presented in the preceding section of this report. The supplementary schedule is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Grant Thornton LLP

Appleton, Wisconsin
May 21, 2002

                                      Badger Paper Mills, Inc.
                        Profit Sharing Plan and Trust for Non-Union Employees

                      SCHEDULE H, LINE 4(i) - SCHEDULE OF ASSETS HELD AT END OF YEAR

                               Employer ID# 39-0143840 - Plan # 002
                                         December 31, 2001
                                                         (c) Description of investment
                                                            including maturity date,
                (b) Identity of issuer, borrower,         rate of interest, collateral,
   (a)              lessor or similar party                   par or maturity value               (e) Current value
----------     -------------------------------------    ------------------------------------     --------------------

    *          Wells Fargo Bank, N.A.                    Stable Return Fund                           $1,094,881
                                                         Short-Term Investment Fund                        2,913
                                                                                                  -----------------
                                                                                                       1,097,794

    *          Wells Fargo Bank, N.A.                    Growth Balanced Fund                          2,956,814
                                                         Growth Equity Fund                            1,258,421
                                                         Large Company Growth Fund                       569,998
                                                         Strategic Income Fund                           187,039
                                                         Diversified Equity Fund                       1,040,403
                                                         S&P 500 Collective Fund                         179,646
                                                         Small Cap Fund                                  822,745

    *          Janus                                     Overseas Fund                                   578,321
    *          MSIF Trust                                Mid Cap Growth Portfolio Fund                    13,466
                                                                                                  -----------------
                                                                                                       7,606,853

    *          Badger Paper Mills, Inc.                  Common Stock                                     25,934
                                                                                                  -----------------

                                                                                                      $8,730,581
                                                                                                  =================
*        Indicates party-in-interest investment.

                                   SIGNATURES

       Pursuant to the requirements of the Securities Exchange Act of 1934, the Profit Sharing Trust Committee for Non-Union Employees, which administers the Plan, has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Peshtigo, and State of Wisconsin, on this 26th day of June, 2002.

                                        BADGER PAPER MILLS, INC. PROFIT
                                        SHARING PLAN AND TRUST FOR NON-UNION
                                        EMPLOYEES



                                        By: /s/  Robert A. Olah
                                           -------------------------------------
                                            Robert A. Olah



                                        By: /s/  William H. Peters
                                           -------------------------------------
                                            William H. Peters











       The foregoing persons are all of the members of the Profit Sharing Trust Committee for Non-Union Employees which is the administrator of the Badger Paper Mills, Inc. Profit Sharing Plan and Trust for Union Employees.

                                  EXHIBIT INDEX

                            BADGER PAPER MILLS, INC.
              PROFIT SHARING PLAN AND TRUST FOR NON-UNION EMPLOYEES

                                    FORM 11-K

Exhibit No.                  Exhibit                            Page No.
----------                   -------                            --------

  (23.1)          Consent of Grant Thornton LLP                    18




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